Mail Stop 3561

August 28, 2008

Ms. Patricia Castillo
Chief Executive Officer
Craft College Inc.
1950 Stemmons Freeway, Suite 5001
Dallas, Texas 75207

 Re: Craft College Inc.
 Form 10-KSB for the year ended December 31, 2007
 File No. 333-135661

Dear Ms. Castillo:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

 Sincerely,

 Linda Cvrkel
 Branch Chief